SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The E.W. Scripps Company

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811054402

(CUSIP Number)

December 31, 1988

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811054402

1.	NAMES OF REPORTING PERSONS The Edward W. Scripps Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 23,757,407
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 23,757,407
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,757,407
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.37%
12.	TYPE OF REPORTING PERSON* 00

CUSIP No. 811054402

Item 1(a).	Name of Issuer:

The E.W. Scripps Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

312 Walnut Street, Cincinnati, Ohio 45202

Item 2(a).	Name of Person Filing:

The Edward W. Scripps Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

13350 Metro Parkway, Suite 301, Ft. Myers, Florida 33966-4796

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Class A Common Shares

Item 2(e).	CUSIP Number:

811054402

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

23,757,407 shares, including 13,064,074 Class A Common Shares and 10,693,333 Common Voting Shares which are convertible on a one-for-one basis into Class A Common Shares at any time. The Class A Common Shares are publicly traded on the New York Stock Exchange and are entitled to elect the greater of three or one-third of the board of directors of The E.W. Scripps Company (the “Issuer”), but are not permitted to vote on any other matters except as required by Ohio law. The Common Voting Shares are not publicly traded, are controlled by the Trust and are entitled to elect the balance of the Issuer’s board of directors and to vote on all matters coming before the Issuer’s shareholders.

(b)	Percent of class:

42.37% (Based on 45,384,345 Class A Common Shares reported as outstanding as of July 29, 2011 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June

CUSIP No. 811054402

30, 2011, and assuming the conversion of all Common Voting Shares held by the Trust into Class A Common Shares.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 23,757,407

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 23,757,407

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [    ]

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 811054402

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2011
(Date)

The Edward W. Scripps Trust

By:	/s/ Donald E. Meihaus
(Signature)

Donald E. Meihaus, Secretary/Treasurer
(Name/Title)